Exhibit 12.1

Ratio of earnings to fixed charges

Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest on all indebtedness and an interest factor attributable to rentals. The percent of rental expense included in the calculation of fixed charges is a reasonable approximation of the interest factor.

The pro-forma ratios of earnings to fixed charges for the nine months ended September 30, 2004 and year ended December 31, 2003, reflect the estimated effect on interest expense of the replacement of $115.1 million of senior indebtedness under our credit agreement with $115.1 million of 2.50% convertible senior subordinated notes as if the debt replacement occurred at the beginning of the period.

													Pro forma
	Years Ended										Nine Months Ended Sept. 30, 2004		December 31, 2003		Nine Months Ended Sept. 30, 2004
	December 31, 1999		December 31, 2000		December 31, 2001		December 31, 2002		December 31, 2003
	(In thousands, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$32,360		$34,286		$30,824		$24,513		$18,868		$9,053		$17,038		$7,680
Portion of rental expense deemed to represent interest	978		1,114		919		688		653		490		653		490

Total fixed charges	$33,338		$35,400		$31,743		$25,201		$19,521		$9,543		$17,691		$8,170

Earnings:
Income (loss) from continuing operations before income taxes	$42,436		$30,178		$38,134		$53,361		$53,009		$39,738		$54,845		$41,115
Fixed charges	33,338		35,400		31,743		25,201		19,521		9,543		17,691		8,170

Total earnings (loss) for computation of ratio	$75,774		$65,578		$69,877		$78,562		$72,530		$49,281		$72,536		$49,285

Ratio of earnings to fixed charges	2.27	x	1.85	x	2.20	x	3.12	x	3.72	x	5.16	x	4.10	x	6.03	x